Index License Agreement

This Index License Agreement (“Agreement”) is made as of the May 6th, 2019 (“Effective Date”) by and between Life + Liberty Investments, LLC dba Life + Liberty Indexes, a Delaware limited liability company having a principal place of business at 16107 Kensington Drive, #503, Sugar Land, TX 77479 USA (“LL”, “Licensor”) and Empowered Funds, LLC (“Empowered”, “Licensee”). LL and Empowered are each referred to herein as a “Party” and collectively as the “Parties”. As used herein, an “Affiliate” of a Party means any current or future person or entity that controls, is controlled by or is under common control with such party, for so long as such person or entity qualifies as an Affiliate of such Party.

A. LL owns rights to certain proprietary indices that it calculates and distributes (each, an “LL Index” and collectively, the “LL Indices”), along with the corresponding Index names (each, a “Mark” and collectively, the “Marks”);

B. Licensee wishes to license the right to use certain of the LL Indices identified in an Order Schedule attached to and incorporated into this Agreement as Addendum 1 (each, a “Licensed Index” and collectively, the “Licensed Indices”) and the corresponding LL Index names identified in the Order Schedule (“Licensed Marks”) in connection with the development, issuance, management, marketing and promotion of certain exchange traded funds in the United States (the “Funds”) as further agreed in the Strategic Partnership Agreement dated May 6th, 2019 by and between the Parties (the “Partnership Agreement”); and

C. LL is willing to grant Licensee the right use the Licensed Indices and Licensed Marks in connection with the Funds, on the following terms and conditions.

Now, therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. License Grant.

(a) License. Subject to the terms and conditions of this Agreement, LL grants Licensee a non-exclusive royalty-free, US only license solely to: (i) use the Licensed Indices as the basis of or a component of the Funds, and to establish, organize, structure, and manage the Funds and (ii) use the Licensed Indices and Licensed Marks (in accordance with the restrictions set forth in this Agreement and any applicable Order Schedule) in connection with the Funds, including but not limited to in Licensee’s marketing materials, Licensee’s website(s) relating to the Funds, and in connection with any disclosures about the Funds that are required under any applicable laws, rules or regulations (“Laws”). LL retains all rights except those expressly granted to Licensee under this Section 1(a) and Section 1(b). For the avoidance of doubt, the term “Funds” includes only the particular exchange traded fund(s) that seek to track the performance of the LL Index licensed hereunder.

(b) Sublicensing and Distribution. Licensee is hereby granted the right to sublicense its rights in the Licensed Indices and Licensed Marks to the Alpha Architect ETF Trust (the “Trust”) (of which each particular Fund is a series), the Trust’s board of trustees and the Trust’s service providers. Licensee shall not directly disseminate or otherwise publish, distribute or disclose to any third party any of the Licensed Indices except as may be required under applicable Laws or as otherwise described in Section 1(a) or Section 1(b).

(c) Licensee Warranty. Licensee represents, warrants and covenants that it will comply with all laws applicable to Licensee, and that Licensee has and shall maintain at all times during the term of this Agreement all governmental, regulatory and other third party licenses, registrations (including fund registrations and registration or recordation of this Agreement), permits, certifications, rights, consents and approvals required for providing advisory services to the Funds, its performance under this Agreement, its use of the Licensed Indices as contemplated under this Agreement or the certifications, rights, consents and approvals promptly upon LL’s reasonable request.

(d) Licensor’s Warranty. Notwithstanding the Disclaimer of Section 4, LL hereby represents, warrants and covenants (i) that it will comply with all laws applicable to Licensor; (ii) that Licensor shall in accordance with Section 3(a), maintain at all times during the term of this Agreement all governmental and regulatory licenses, registrations permits, certifications, and approvals required for providing the Licensed Indices and Licensed Marks to the Funds for the intended purpose; (iii) that Licensor has obtained and shall maintain at all times during the term of this Agreement all third party permissions, rights, and consents required for any underlying freedom scores, data sets, variables and metrics used in weighing, determining or calculating the Licensed Indices or any component thereof; and (iv) it has the right and authority to grant the license in this Section to the Licensed Indices and Marks for use as contemplated under this Agreement in at least the United States and each state therein. Licensor shall provide proof of such licenses, registrations, permits, certifications, rights, consents and approvals promptly upon Licensee’s reasonable request.

2. Index Disclosure Requirements.

(a)  Regulatory and Promotional Materials. Licensee is responsible for meeting any legal requirements concerning the accuracy and completeness of a Fund’s registration statement, prospectus or organizational or offering documents. The Parties agree that a Fund’s regulatory, organizational and offering documents, and promotional materials shall under no circumstances imply that the Funds are issued or endorsed by LL or any of its Affiliates, licensors or contractors. Unless otherwise agreed with LL, there shall be incorporated in a Fund’s registration statement the following text or substantially similar text:

The Freedom 100™ Emerging Markets ETF (Ticker: FRDM) is not offered or sold by Life + Liberty Indexes or any of its affiliates, licensors or contractors (the “LL Parties”) nor do any of the LL Parties offer any express or implicit guarantee, warranty or assurance either with regard to the results of using the Life + Liberty Freedom 100™ Emerging Markets Index (the “Index”) or the Index Price at any time or in any other respect. The Index is calculated and published by the LL Parties. The LL Parties have entered an agreement with FRDM’s adviser to sponsor the Fund. The LL Parties use commercially reasonable efforts to ensure that the Index is calculated correctly. None of the LL Parties shall be liable for any error, omission, inaccuracy, incompleteness, delay, or interruption in the Index or any data related thereto or have any obligation to point out errors in the Index to any person. Neither publication of the Index by the LL Parties nor the licensing of the Index or Index trademark(s) for the purpose of use in connection with the Freedom 100™ Emerging Markets ETF (Ticker: FRDM) constitutes a recommendation by any of the LL Parties to invest in the Freedom 100™ Emerging Markets ETF (Ticker: FRDM).” Freedom 100™ and Life + Liberty Indexes™ are trademarks of Life + Liberty Investments, LLC.

(b) Marketing Materials. In all marketing material published by the Licensee which specifically refers to a Licensed Index or any Fund, other than Regulatory Materials described above, the Licensee shall include the following text or substantially similar text unless otherwise agreed with LL in relation to a particular document:

The Life + Liberty Freedom 100™ Emerging Markets Index is provided by Life + Liberty Indexes (“LL”). LL is the Fund’s sponsor, but does not offer or sell this Fund and does not accept any liability in relation to its issue, operation and trading. Any intellectual property rights in the index values and constituent list is the intellectual property of LL. Freedom 100™ and Life + Liberty Indexes™ are trademarks of Life + Liberty Investments, LLC.

(c) Reports, Factsheets and Marketing Materials. In any public reports, including analytical reports, factsheets or any marketing materials containing LL information or data the following text or substantially similar text shall accompany such data:

Source: Life + Liberty Indexes (“LL”) , [year]. The Life + Liberty Freedom 100™ Emerging Markets Index is provided by Life + Liberty Indexes and all intellectual property rights in the Index are the property of Life + Liberty Indexes. Neither Life + Liberty Indexes nor or any of its affiliates, licensors or contractors shall be liable for any error, omission, inaccuracy, incompleteness, delay, or interruption in the Index or any data related thereto or have any obligation to point out errors in the Index to any recipient of this [report]. The information contained herein and all associated intellectual property is confidential and for the use of the recipient only. Such information shall not be knowingly misappropriated by the recipient. Freedom 100™ and Life + Liberty Indexes™ are trademarks of Life + Liberty Investments, LLC.

No further distribution of Life + Liberty Indexes’ data is permitted without Life + Liberty Indexes’ express written consent.

(d) Legal Requirements. Licensee, not LL, is responsible for fulfilling the legal requirements concerning the accuracy and completeness of all offering documents and/or securities prospectus for a Fund. LL, not Licensee, is responsible for fulfilling the legal requirements concerning the accuracy and completeness of all Licensed Indices, including but not limited to using commercially reasonable efforts to ensure that the Licensed Indices are calculated correctly, and immediately upon discovery of any errors in the Licensed Indices notifying Licensee of such errors in writing.

3. Proprietary Rights.

(a)    Ownership. Notwithstanding the Disclaimer of Section 4, LL hereby represents, warrants and covenants to Licensee that: (i) the Licensed Indices are selected, arranged and prepared by LL through the application of methods and standards of judgment and used and developed through the expenditure of considerable work, money and resources by LL; (ii) LL is the sole owner of the Licensed Indices and Licensed Marks, and the Licensed Indices and their compilation and composition and changes thereto are in the control and at the discretion of LL; (iii) LL has the unfettered right to use and license the Licensed Indices and Licensed Marks in the relevant market for the intended purpose; and (iv) Licensee’s contemplated use thereof as expressly stated herein does not infringe the intellectual property rights of any third party. Licensee shall not knowingly do anything inconsistent with LL‘s ownership, and all use of the Licensed Marks by Licensee and all goodwill associated with the Licensed Marks shall inure to the benefit of and be on behalf of LL. Upon LL’s request, Licensee shall reasonably assist LL in recording this Agreement with appropriate government authorities; provided that LL shall reimburse Licensee for any costs or expenses that it may incur with respect thereto. Licensee shall not attack the title of LL to the Licensed Indices or Licensed Marks. Licensor shall file all applications, required documents, and any supporting evidence required to have the Licensed Marks federally registered with all due haste, and keep Licensee timely apprised of such efforts.

(b)    Trademark Usage. Licensee shall only use the Licensed Marks only in the form and manner permitted by this Agreement, or with express written permission by LL. Upon LL’s reasonable request, Licensee shall submit to LL for approval all templates of text regarding LL or the Licensed Indices to be used in advertisements, brochures and promotional and informational material (other than price quotations for a Fund) that relate to or refer to LL or any of the Licensed Indices unless otherwise set forth in Section 2(a), 2(b), or 2(c). LL’s approval will not be unreasonably withheld, conditioned or delayed. Licensee shall not use the Licensed Marks in any manner which might reasonably cause confusion as to LL’s responsibility for preparing and distributing the Licensed Indices or as to the identity of Licensee and its relationship to or endorsement of the Funds. Licensee shall use commercially reasonable efforts to ensure its use of the Licensed Indices and the Licensed Marks under this Agreement do nothing to adversely impact the goodwill and reputation of LL, its Affiliates, the Licensed Indices or the Licensed Marks.

(c)    Infringements. If Licensee becomes aware of any unauthorized use of the Licensed Indices or Licensed Marks by any third party it will promptly notify LL in writing. LL will have the sole right and discretion to bring infringement or unfair competition proceedings involving the Licensed Indices or Licensed Marks. For the sake of clarity, Licensee has no affirmative duty hereunder to police the Licensed Marks, or to actively search for infringing uses.

4. Warranty; DISCLAIMER. Each Party represents and warrants that it has the authority to enter into this Agreement according to its terms. WITHOUT LIMITING THE FOREGOING, LL DOES NOT REPRESENT, WARRANT, COVENANT OR GUARANTEE THAT THE INDICES, ANY DATA INCLUDED THEREIN OR ANY INFORMATION, DATA, MATERIALS, PRODUCTS OR SERVICES PROVIDED UNDER THIS AGREEMENT OR THE USE THEREOF WILL BE TIMELY, ACCURATE, COMPLETE, UNINTERRUPTED OR ERROR-FREE. NEITHER LL NOR ITS AFFILIATES OR LICENSORS MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, ITS CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUNDS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE.

5. Limitation of Liability; Indemnity.

(a) Limitation of Liability. LL’S TOTAL CUMULATIVE LIABILITY UNDER THIS AGREEMENT SHALL BE LIMITED TO 3.75 BASIS POINTS (0.0375%) OF THE AVERAGE ASSETS UNDER MANAGEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE EVENT GIVING RISE TO SUCH LIABILITY. THE FOREGOING LIMITATION OF LIABILITY SHALL NOT APPLY TO (1) DIRECT DAMAGES ARISING FROM WRONGFUL DEATH OR PERSONAL INJURY CAUSED BY LL, (2) A MATERIAL BREACH OF THIS AGREEMENT BY LL, (3) CLAIMS THAT ARE SUBJECT TO INDEMNIFICATION UNDER SECTION 5(d) OF THIS AGREEMENT, OR (4) THE GROSSLY NEGLIGENT ACTS OR OMISSIONS OR WILLFUL MISCONDUCT OF LL IN PERFORMING ITS OBLIGATIONS UNDER THIS AGREEMENT. EXCEPT AS EXPRESSLY PROVIDED HEREIN, IN NO EVENT SHALL LL OR ANY OF ITS AFFILIATES, LICENSORS OR CONTRACTORS BE LIABLE FOR ANY LOST PROFITS, OR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL, SPECIAL OR PUNITIVE DAMAGES, HOWEVER CAUSED AND WHETHER ARISING UNDER BREACH OF CONTRACT, NEGLIGENCE, TORT, STRICT LIABILITY OR ANY OTHER THEORY OF LIABILITY, EVEN IF LL HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Nothing in this Agreement excludes or limits LL’s liability to the extent that any applicable law precludes or prohibits any exclusion or limitation of liability.

(b) Force Majeure. LL shall not be liable for losses incurred due to circumstances beyond its reasonable control, which may include, without limitation: (i) acts of God, unrest, war, terrorism, natural occurrences or other events outside of LL’s reasonable control (including without limitation fire, flood, earthquake, acts of war, acts of terror, strikes, lock-outs, labor shortages, disruption to transport, orders issued by domestic and foreign authorities not caused by culpable conduct and changes in applicable law); (ii) disruptions to technical installations such as any IT system which have not been caused by LL’s negligence or willful misconduct. Provided that LL shall have instituted at least the protections that a reasonable person in a similar business would have used to protect against such disruptions for systems of similar economic and business importance.

(c) Disclaimer of Liability. Except as expressly provided herein, LL shall have no liability for losses of any type whatsoever suffered by Licensee or any third party in connection with such party’s issuance, marketing, quoting, trade or advertising of the Funds or any financial instruments issued by Licensee or any other funds, services or advice provided by or through Licensee (collectively, “Licensee Funds”).

(d) Indemnity.

(i) Licensee shall defend, indemnify and hold harmless LL, its Affiliates and its and their officers, directors, employees, licensors, contractors and agents (collectively, the “LL Indemnitees”) from and against any and all third party claims, demands, suits, investigations and proceedings asserted against any of the LL Indemnitees and all liabilities, losses, penalties, damages, costs and expenses (including reasonable attorneys’ fees): (i) arising out of or relating to improper use of any Licensed Index or Licensed Marks by the Licensee; (ii) arising out of or relating to any improper act or omission of Licensee which constitutes a material breach of this Agreement; or (iii) the proximate cause of which is the marketing, sale, distribution or dissemination of Licensee’s Funds unless such claim is based on any IP Claim as defined in Section 5(d)(ii).

(ii) LL shall defend, indemnify and hold harmless Licensee, the Alpha Architect ETF Trust, and its and their Affiliates and their officers, directors, trustees, employees, licensors, contractors and agents (collectively, the “Licensee Indemnitees”) from and against any and all third party claims, demands, suits, investigations and proceedings asserted against any of the Licensee Indemnitees and all liabilities, losses, penalties, damages, costs and expenses (including reasonable attorneys’ fees) arising out of or relating to: (i) the delivery of the Licensed Indices and the Licensed Marks to Licensee, (ii) Licensee’s use of the Licensed Indices or Licensed Marks as authorized under this Agreement, including a claim or demand of any nature by any third party including but not limited to claims: (a) demanding Licensee cease or desist from further use of any Licensed Index or Licensed Mark; (b) alleging an infringement of any patent, copyright, trademark or other intellectual property rights; (c) alleging improper or unauthorized use of marks or data of the Fraser Institute in connection with providing the Fund or filing any registration statement or other regulatory submission in connection therewith; or (d) alleging the misappropriation of a trade secret or other proprietary right (each, an “IP Claim”); provided that LL shall not be responsible for any such claim to the limited extent caused by any modification of any Index not made by or authorized by LL; (iii) any act or omission of LL which constitutes a breach of this Agreement in relation to licensed Indices or Marks, or the delivery to Licensee of the foregoing; or (iv) breach of any of LL’s representations, warranties or covenant hereunder. If LL determines in its reasonable discretion that an IP Claim may be asserted by a third party, LL may, in Licensee’s discretion and at LL’s expense, and contingent upon approval of the Trust’s Board of Trustees, (A) modify or replace the allegedly infringing Index, (B) obtain for Licensee the right to continue use of such Index or (C) terminate the applicable Order Schedule with respect to such Index, in any case upon advance written notice to Licensee subject to Section 6 of this Agreement. For the sake of clarity, in the foregoing sentence “LL’s expense” shall include Licensee’s cost and expenses associated with permitted modifications or replacements including but not limited to costs and expenses of satisfying regulatory requirements, and/or rebranding a Fund.

(iii) The indemnified party (Licensee or LL, as the case may be, “Indemnified Party”), shall (i) promptly notify the indemnifying party of any such claim, action, or demand contemplated in Sections 5(d)(i) and 5(d)(ii) above (although failure to do so will only relieve the indemnifying party of its indemnity obligations hereunder to the extent the indemnifying party was prejudiced thereby); (ii) reasonably cooperate with the indemnifying party, at the indemnifying party’s expense, in the defense of such claim, action, or demand; and (iii) the indemnifying party shall have full control over the defense and settlement of such claim, action, or demand subject to Section 5(d)(iv) below. Without waiving the benefits of the immediately preceding sentence, the indemnified party shall have the right, at its own expense, to participate in the defense of any such claim or action.

(iv) Except to the extent not permitted by applicable regulatory requirements, the indemnifying party shall have control over all negotiations for the settlement or compromise of a claim, action, or demand which such party is required to defend and/or handle under this Section 5; provided that such settlement or compromise is solely monetary in nature. Without limiting the generality of the foregoing, the indemnifying party may not without the other party’s prior written consent, settle, compromise or consent to the entry of any judgment in any such commenced or threatened claim or action, unless such settlement, compromise or consent: (i) includes an unconditional release of the relevant Indemnified Party from all liability arising out of such commenced; and (ii) does not include a statement as to, or an admission of fault, culpability, or failure to act by or on behalf of, the relevant Indemnified Party) and does not otherwise adversely affect the relevant Indemnified Party.

6. Term; Termination.

(a) Term. The term of this Agreement shall commence on the Effective Date and continue unless and until the Partnership Agreement, which is attached hereto as Exhibit 1, is terminated by the Parties; provided that the parties may, at any time, mutually agree, in writing, to unilaterally terminate this Agreement.

(b) Effect of Termination. Upon expiration or termination of this Agreement or any Order Schedule and pending Trust approval in accordance with this Section 7, (i) all rights and licenses granted under this Agreement and all Order Schedules (or under this Agreement with respect to such Order Schedule) shall automatically terminate; and (ii) the Licensee shall immediately discontinue all use of the Licensed Indices, Licensed Marks and fund ticker (FRDM) and remove, delete or destroy all materials and other items bearing any of the Licensed Marks or referring to any of the Licensed Indices not required to be maintained in Licensee’s books and records by applicable laws, and, upon LL’s request, cause an officer of Licensee to certify in writing that Licensee has fully complied with this requirement.

7. Assignment. Both Parties shall not assign or delegate this Agreement or any of its rights or obligations under this Agreement without the other Party’s prior written consent, whether by operation of law or otherwise. A merger or sale of all or substantially all of Licensee’s or LL’s assets to which this Agreement relates shall constitute an assignment that does not require mutual consent. This Agreement shall be binding upon and inure to the benefit of the Parties and their heirs, successors and assigns.

8.  Subcontracting. LL may not subcontract any of its obligations or the performance of this Agreement to third parties This does not apply to service providers necessary to operating and promoting the index, such as the index calculation agent (Solactive), distribution services (Solactive, Bloomberg, Reuters), and reporting services (index fact sheet generation, third party website maintenance).

9. Confidentiality.

(a) “Confidential Information” means all information disclosed by one Party to the other Party that is marked “confidential” or “proprietary” or that would appear to a reasonable person to be confidential given the nature of the information and circumstances of disclosure. Notwithstanding the foregoing, the terms and conditions of this Agreement and each Order Schedule, including fees and pricing shall constitute the Confidential Information of each party. The recipient shall use the other Party’s Confidential Information solely for the purposes described in this Agreement and shall not disclose such Confidential Information to any third party, other than such Party’s Affiliates and its and their employees, contractors, and advisors, and to a Product’s board of trustees and other service providers with a need to know who are bound by a written or ethical confidentiality obligation at least as protective of the Confidential Information as this Agreement. Notwithstanding the foregoing, the recipient may disclose Confidential Information if and solely to the extent required by an order or other legal requirement of a court or governmental or regulatory body or agency; provided that, if permitted by applicable law or the relevant governmental or regulatory body or agency, the recipient provides prompt prior written notice of any such requirement and reasonably cooperate with the other Party in seeking a protective order or other relief requested by the other Party, at the other Party’s expense.

(b)	The Parties’ confidentiality obligations shall apply for the term of this agreement and five (5) years thereafter.

(c)	The foregoing confidentiality obligations shall not apply to such information which can be proved to have been:

i) known to the recipient prior to communication;

ii) publicly known at the time of communication;

iii) publicly known after its communication without the recipient being responsible for this;

iv) made available to the recipient by a third party by lawful means after communication and without restriction with respect to confidentiality or use; or

v) developed by the recipient independently prior to communication.

10. Notices. Unless otherwise agreed in writing all communications or other notifications under this Agreement shall be in writing, delivered personally or by certified or registered mail, or overnight delivery by an established national or international delivery service, as applicable, addressed as follows or by email at the email addresses set forth below (provided that email shall not be sufficient for notices of breach, termination or an indemnifiable claim). All notices shall be deemed effective upon personal delivery or when received if sent by certified or registered mail or by overnight delivery or on the business day following receipt by email. Either Party may update its notice address by providing written notice to the other Party in accordance with this Section.

LL:
Life + Liberty Indexes16107 Kensington Drive, #503
Sugar Land, TX 77479 USA
Attn.
Ms. Perth Tolle
Founder
Telephone: 1.346.304.2740
E-Mail: perth.tolle@lifeandlibertyindexes.com

Licensee:
Empowered Funds, LLC
213 Foxcroft Road
Broomall, PA 19008 USA

Attn.
Wes Gray, PhD
Chief Executive Officer
Telephone: 1.215.882.9983
E-mail: wes@alphaarchitect.com

11. General Provisions.
(a) This Agreement is to be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the Commonwealth of Pennsylvania.

(b) If a dispute, controversy or claim arises among the Parties or any of their respective Affiliates, the Parties shall first attempt to resolve the matter in good faith among themselves. If such efforts are unsuccessful, the Parties shall next submit the matter to any mutually agreed-to mediation service for mediation in Philadelphia County, Pennsylvania, the costs of which shall be born equally among the Parties. All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the Parties, their agents, employees, experts and attorneys, and by the mediator and any employees of the mediation service, are confidential, privileged and inadmissible for any purpose, including impeachment, in any litigation, arbitration or other proceeding involving the Parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. If the Parties cannot resolve the dispute, controversy or claim for any reason after mediation, any Party shall commence binding arbitration in Philadelphia County, Pennsylvania in accordance with the Commercial Arbitration Rules of the American Arbitration Association then applying. Judgment on the award rendered by the arbitrator(s) shall be final and binding, and may be entered in any court having jurisdiction thereof.

(c) Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE.

(d) Great loss and immediate and irreparable injury would be suffered by a Party if the other Party should breach or violate any of its confidentiality obligations. The Parties agree that such covenants and agreements are reasonably necessary to protect and preserve their interests, and, that in addition to all of other remedies provided at law or in equity, each Party shall be entitled to seek a temporary restraining order and a permanent injunction and other equitable relief to prevent a breach or threatened breach thereof, without posting a bond or other security.

(e) If any provision(s) of this Agreement shall be adjudged by any court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby and shall be enforced to the maximum extent permitted by applicable law. To the extent permissible under applicable law, the invalid, illegal, or uneforceable provision(s) may be revised, reformed, or redrafted to be valid, legal, or enforceable so as to carry out the clear intent of the Parties.

(f) No waiver of any breach of or default under any provision of this Agreement or of any rights or obligations of any Party hereunder will be effective unless in writing and signed by the Party waiving compliance or deemed a waiver of any other provision or of any subsequent breach or default of the same provision hereof.

(g)    This Agreement shall be read and construed, in respect of each Licensed Index, in conjunction with the relevant Order Schedule. In the case of any conflict between an Order Schedule and this Agreement, the terms of the Order Schedule will take precedence.

(h)    English is the governing language of this Agreement and all communications and proceedings relating to this Agreement shall be conducted in English.

(i)    Except as expressly set forth in this Agreement, there are no third-party beneficiaries under this Agreement.

(j)    This Agreement, the Order Schedules, and all Addenda, exhibits, schedules and appendices hereto and thereto constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede any prior or contemporaneous agreements, written or oral, regarding the subject matter hereof. Any amendment to this Agreement (including any Order Schedule) must be in writing and executed by both Parties to be valid.

Addendum 1: Order Schedule

IN WITNESS WHEREOF, authorized persons representing each Party have executed this Agreement as of the Effective Date.

LL:	LICENSEE

Life + Liberty Indexes	Empowered funds, LLC

By: /s/ Perth L. Tolle	By: /s/ Wesley R. Gray

Name: Perth L. Tolle	Name: Wesley R. Gray

Title: Founder	Title: CEO

Date: 05/06/2019	Date: 05/06/2019